

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 07-10

October 22, 2006

Steven H. Pruett
President and Chief Financial Officer
Legacy Reserves GP, LLC
303 Wall Street, Suite 1600
Midland, Texas 79701

Re: Legacy Reserves LP
        Registration Statements on Form S-1/A-1
        File Nos. 333-134064 & 333-134056
        Filed October 5, 2006

Dear Mr. Pruett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-1 filed on October 5, 2006
File No. 333-134064

1. We reiterate prior comment number 1. Pursuant to Item (16) of Schedule A of the Securities Act of 1933, as well as Item 501(b) (3) of Regulations S-K, you must indicate the price at which the securities will be offered. The Portal Market is for unregistered securities and therefore, the staff does not believe that it satisfies the conditions of Instruction 2 to Item 501(b) (3) of Regulation S-K.

South Justis Properties Financial Statements

2. We note that you revised the statements of revenues and net operating expenses so that they now differ from the information previously filed with the Commission. Please tell us how you considered the guidance in SFAS 154 and why you have not presented the disclosures required for restated financial information. Additionally, please refer to the financial statements as restated and refer to the restatement in the audit report.

3. We also note that, due to your inclusion of "offsetting operating fees paid to Henry by the third party owners of the acquired properties for operations and engineering management, regulatory reporting and accounting services," you present a line item for Total net operating expenses even though some of the totals shown represent net revenue. Please revise your line item description and applicable financial information titles to identify all of the net amounts presented.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jennifer Goeken, Staff Accountant, at (202) 551-3721 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. If you have any questions regarding engineering comments, please contact Jim Murphy at (202) 551-3703. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or me at (202) 551-3685 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile Gislar Donnenberg, Esq